UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of  February 2011

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  [x] Form 20-F    [  ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  [  ] Yes    [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date February 24, 2011	By:	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this Circular, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other appropriate independent adviser.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this Circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of  Hong Kong Limited take no responsibility for the contents of this Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this Circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

MAJOR TRANSACTION
PURCHASE OF FIFTY AIRBUS A320 SERIES AIRCRAFT

25 February 2011

-i-

DEFINITIONS

In this Circular, unless the context otherwise requires, the following expressions have the following meanings:

“2009 Agreement”	means the agreement entered into on 15 June 2009 by the Company with Airbus SAS regarding the purchase of twenty Airbus A320 series aircraft;

“Agreement”	means the agreement entered into on 30 December 2010 by the Company with Airbus SAS regarding the purchase of the Aircraft;

“Airbus SAS”	means Airbus SAS, a company created and existing under the laws of France;

“Aircraft”	means fifty brand new Airbus A320 series aircraft;

“Announcement”	means the announcement of the Company dated 30 December 2010 regarding the Company’s entry into the Agreement with Airbus SAS regarding the purchase of the Aircraft;

‘‘ATKs’’	means the tones of capacity available for the transportation of revenue load (passengers and/or cargo) multiplied by the kilometers flown;

“Board”	means the board of directors of the Company;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC state-owned enterprise and the controlling shareholder of the Company dir ectly or indir ectly holding approximately 59.94% of its issued share capital as at the Latest Practicable Date;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Consideration”	means the actual consideration payable by the Company to Airbus SAS for the purchase of the Aircraft (taking into account of the price concessions);

DEFINITIONS

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“Hong Kong”	means the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	means 22 February 2011, being the latest practicable date for ascertaining certain information included herein before the printing of this Circular;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited;

“Transaction”	means the purchase of the Aircraft by the Company under the Agreement; and

“USD”	means United States dollar, the lawful currency of the United States of America.

For illustration purposes only, an exchange rate of USD1.00 to RMB6.64 is used in this Circular. No representation is made that any amount in RMB or USD is or could have been or could be converted at such rate or at any other rate or at all.

LETTER FROM THE BOARD

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

Directors:
Liu Shaoyong   (Chairman)
Li Jun                          (Vice Chairman)
Ma Xulun          (Director, President)
Luo Chaogeng         (Director)
Luo Zhuping   (Director, Company Secretary)

Independent non-executive Directors:
Sandy Ke-Yaw Liu
Wu Xiaogen
Ji Weidong
Shao Ruiqing

Legal address:
66 Airport Street
Pudong International Airport
Shanghai
PRC

Head office:
2550 Hongqiao Road
Shanghai
PRC

Principal place of business in Hong Kong:
Unit B, 31/F.
United Centre
95 Queensway
Hong Kong

Hong Kong share registrar and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Wanchai Queen’s Road East
Hong Kong

25 February 2011

To the shareholders of the Company

Dear Sir or Madam,

MAJOR TRANSACTION
PURCHASE OF FIFTY AIRBUS A320 SERIES AIRCRAFT

1.         Introduction

As disclosed in the Announcement, the Company entered into the Agreement with Airbus SAS regarding the purchase of fifty Airbus A320 series aircraft.

LETTER FROM THE BOARD

The Agreement constitutes a major transaction of the Company under Chapter 14 of the Listing Rules.

2.         The Parties

The Company is principally engaged in the business of civil aviation.

Airbus SAS, to the knowledge of the Directors, is principally engaged in the business of manufacturing and selling aircraft.

To  the  best  of  the  Directors’  knowledge,  information  and  belief  having  made  all reasonable enquiry, Airbus SAS  and  its  ultimate beneficial owner(s) are  third  parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company, and are not connected persons of the Company.

3.         The Agreement

On  30  December  2010,  the  Company  entered  into  the  Agreement  with  Airbus  SAS regarding the purchase of fifty Airbus A320 series aircraft.

Based on the information provided by Airbus SAS, the total asset value of the Aircraft, as determined by reference to the relevant catalogue price supplied by Airbus SAS, amounts in aggregate to approximately USD3.224 billion (equivalent to approximately RMB21.407 billion).

Consideration

The aircraft basic price of the Aircraft in aggregate is approximately USD3.224 billion (equivalent to approximately RMB21.407 billion) based on the relevant price catalog in 2005. Such aircraft basic price comprises the airframe price (which is subject to price adjustment by applying a formula), optional features prices and engine price.

The Agreement was negotiated and entered into in accordance with customary business and industry practice, under which Airbus SAS has granted to the Company significant price concessions with regard to the Aircraft. Such price concessions were determined after arm’s length negotiations between the Company and Airbus SAS and as a result, the Consideration is significantly lower than the aircraft basic price of the Aircraft mentioned above.

Based on the Consideration, the relevant “percentage ratio” calculated under Rule 14.07 of the Listing Rules at the material time is above 25% but less than 100%. Accordingly, the Transaction constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange. In respect of the Transaction, the Company understands its disclosure obligations normally required under Chapter 14 of the Listing Rules, and has therefore on a number of occasions raised the issue with Airbus SAS in order to seek its consent to the Company’s disclosing certain otherwise required information (including the relevant consideration involved) in the Announcement and this Circular. Nonetheless, Airbus SAS, for business reasons and from a commercial perspective, did not accede to the Company’s request in this respect, and insisted on the preservation of the confidentiality carried with such information to the extent possible. The Company has made an application to the Stock Exchange and obtained a waiver from strict compliance with the relevant provisions (including Listing Rules 14.58(4) and 14.66(4)) under the Listing Rules in respect of the disclosure of the Consideration.

LETTER FROM THE BOARD

The price concessions granted to the Company under the Agreement will mainly affect the depreciation of aircraft in the operation cost of the Company. The Company confirms that the extent of the price concessions granted to the Company under the Agreement is more favourable than the price concessions granted to the Company under the 2009 Agreement. The Company believes that the price concessions obtained by the Company under the Agreement has no material impact on the Company’s operating costs taken as a whole.

The Company has also taken into account the current economic environment, the industry performance and the Company’s financial position, and considers that the extent of the price concessions granted to the Company under the Agreement are fair and reasonable and in the interests of its shareholders.

Payment terms and source of funding

The Consideration is payable by cash in United States dollars in instalments, and is, as currently  contemplated, being  funded  through  the  Company’s working  capital,  bank loans from commercial banks and other sources of financing available to the Company.

Delivery

The Aircraft are expected to be delivered to the Company in stages from 2012 to 2015.

Reasons for and benefits expected to accrue to the Company

The Aircraft will primarily be used to  satisfy the increasing demand of  the domestic passengerairtransportationaswellastheinternationalandr egional medium-and-short-haul routes passenger air transportation in the coming years, and to increase the Company’s competitiveness in the passenger air transportation market. The purchase of the Aircraft will further enhance the route coverage of the Company and increase the economical benefit of the Company.

Without considering the adjustments to be made to the aircraft fleet of the Company as a result of the market conditions and the age of the aircraft, the addition of the Aircraft will increase (i) the ATKs of the Company by 14.39% (based on the ATKs of the Company as at 31 December 2009); and (ii) the combined ATKs of the Company and Shanghai Airlines Co. Ltd, a wholly owned subsidiary of the Company, by 11.24% (based on the aggregation of their respective ATKs as at 31 December 2009).

The Transaction has been approved by the Directors, and is subject to approval by the relevant regulatory authority(ies) in the PRC in compliance with the relevant regulatory requirements.

LETTER FROM THE BOARD

The Directors believe that the terms of the Agreement (including the price concessions under the Agreement) are  fair  and  reasonable and  in  the  interests of  the  Company’s shareholders as a whole.

Financial impact of the Transaction

As  mentioned  above,  part  of  the  Consideration is,  as  currently  contemplated, being funded through bank loans from commercial banks. The Transaction may therefore result in an increase in the Company’s debt-to-equity ratio, but as the Consideration is payable by instalments, it is not expected to have substantial impact on the Company’s cash-flow position or its business operations.

The Transaction is not expected to result in any material impact on the earnings, assets and liabilities of the Group.

4.         Implications under the Listing Rules

The Transaction constitutes a major transaction of the Company under the Listing Rules as applied by the Stock Exchange and is subject to the approval of the shareholders of the Company.

CEA Holding, which directly or indirectly holds 4,831,375,000 A shares and 1,927,375,000 H shares of the Company, representing approximately 59.94% of the issued share capital of  the  Company,  does  not  have  any  interest  or  benefit  under  the  Transaction.  No shareholder of the Company (including CEA Holding) would be required to abstain from voting at any general meeting of the Company, if convened, to approve the Transaction.

The Transaction has accordingly been approved in writing by CEA Holding pursuant to Rule 14.44 of the Listing Rules, and no general meeting of the Company is required to be convened.

5.         Additional information

Your attention is also drawn to the additional information set out in the appendices to this Circular.

By order of the Board 中國東方航空股份有限公司 CHINA EASTERN AIRLINES CORPORATION LIMITED Luo Zhuping Director and Company Secretary

APPENDIX I	FINANCIAL INFORMATION

THREE-YEAR FINANCIAL INFORMATION OF THE GROUP

The Company is required to set out in this Circular the information for the last three financial years with respect to the profits and losses, financial record and position, set out as a comparative table and the latest published audited balance sheet together with the notes on the annual accounts for the last financial year for the Group.

(a)
The audited consolidated financial statements of the Company for the years ended31 December 2009, 2008 and 2007 together with the relevant notes to the financial statements of the Company can be found on pages 66 to 164 of the annual report of the Company for the year ended 31 December 2009, pages 112 to 264 of the annual report of the Company for the year ended 31 December 2008 and pages 77 to 202 of the annual report of the Company for the year ended 31 December 2007. Please also see below the hyperlinks to the said annual reports:

http://www.hkexnews.hk/listedco/listconews/sehk/20100428/LTN201004281007.pdf

http://www.hkexnews.hk/listedco/listconews/sehk/20090429/LTN20090429529.pdf

http://www.hkexnews.hk/listedco/listconews/sehk/20080428/LTN200804281293.pdf

(b)
The unaudited condensed consolidated financial information of the Company for the six months ended 30 June 2010 and 2009 together with the relevant notes to the financial information of the Group can be found on pages 2 to 37 of the interim report of the Company for the six months ended 30 June 2010. Please also see below the hyperlink to the said interim report:

http://www.hkexnews.hk/listedco/listconews/sehk/20100915/LTN20100915535.pdf

INFORMATION REGARDING SHANGHAI AIRLINES

Pursuant to paragraph 31(3)(b) of Appendix 1B to the Listing Rules, the Company is required to disclose in this Circular, certain financial information of 上海航空股份有限公司 (Shanghai Airlines  Co.,  Ltd)  and  its  subsidiaries  (“Shanghai  Airlines”)  which  was acquired by the Group within 12 months from the latest audited accounts of the Company ended 31 December 2009.

The financial information of Shanghai Airlines for the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009 can be found on pages 16 to 94 of the accountant’s report of Shanghai Airlines for the years ended 31 December 2006, 2007 and 2008 and the six months ended 30 June 2009. Please also see below the hyperlink to the said accountant’s report:

http://www.hkexnews.hk/listedco/listconews/sehk/20090824/LTN20090824473.pdf

APPENDIX I	FINANCIAL INFORMATION

INDEBTEDNESS OF THE GROUP

Borrowings

At the close of business on 31 December 2010, being the latest practicable date for the purpose of this indebtedness statement, the Group had the following borrowings:

		Unsecured
			Non-
	Secured	Guaranteed	guaranteed	Total
	RMB’000	RMB’000	RMB’000	RMB’000

Short-term bank loans	1,324,540	225,000	8,244,311	9,793,851
Notes payable	50,521	–	1,424,937	1,475,458
Long-term bank loans	15,119,266	553,990	11,372,323	27,045,579
Finance lease obligations	19,233,751	–	–	19,233,751
Loan from an associate, Eastern
Air Group Finance Co., Ltd.	–	–	1,581,227	1,581,227
Loan from CEA Holding	–	–	32,000	32,000
Loan from an associate, Eastern
Aviation Import & Export Co.,
Ltd.	–	–	113,000	113,000
	35,728,078	778,990	22,767,798	59,274,866

Secured short-term bank loans were secured by bank deposits of RMB1,345,201,000.

Certain notes payable were secured by bank deposits of RMB10,104,259.

Secured long-term bank loans were secured by certain aircrafts and other fixed assets with an aggregate carrying amount of RMB20,723,269,000 and RMB76,919,000 respectively.

Finance lease obligations were secured by the related aircrafts under finance leases with an aggregate carrying amount of RMB27,402,142,000 and the relevant insurance policies and bank guarantees.

The  unsecured guaranteed short-term and  long-term  loans  were  guaranteed by  CEA Holding, Bank of China and China Construction Bank.

General

Save as aforesaid and apart from intra-group liabilities, the Group did not have (a) any other debt securities issued and outstanding, and authorised or otherwise created but unissued; (b) any other term loans; (c) any other borrowings or indebtedness in the nature of  borrowing including bank  overdrafts and  liabilities under acceptances (other than normal trade bills) or acceptance credits or hire purchase commitments; (d) any other mortgages or charges; or (e) any other material guarantees or contingent liabilities at the close of business on 31 December 2010.

APPENDIX I	FINANCIAL INFORMATION

The management of the Company confirms that, according to the management accounts of the Company, the indebtedness position of the Company has not substantially changed during the period from 31 December 2010 to the end of January 2011.

Material Capital Commitments

Details of the material capital commitments of the Group as at 31 December 2010 are set out as follows:

		RMB’000
Authorised and contracted for:
–	Aircraft, engines and flight equipment	96,262,948
–	Other property, plant and equipment	458,000
–	Other	386,855
		97,107,803
Authorised but not contracted for:
–	Aircraft, engines and flight equipment	618,644
–	Other property, plant and equipment	2,663,449
		3,282,093
Total capital commitments		100,389,896

Contracted expenditure for the above aircraft, engines and flight equipment, including deposits prior to delivery and subject to future inflation increases built into the contracts and discounts available upon delivery of the aircraft (if any), were expected to be paid as follows:

RMB’000
Within 1 year	16,670,989
In the second year	21,732,824
In the third year	24,056,335
In the fourth year	22,189,380
Over four years	11,613,420
96,262,948

APPENDIX I	FINANCIAL INFORMATION

SUFFICIENCY OF WORKING CAPITAL

Taking into account the expected completion of the Transaction and the financial resources available to the Group, including the internally generated funds and the available banking facilities, the Directors are of the opinion that the Group has sufficient working capital for its present requirements, that is for at least the next 12 months from the date of this Circular, in the absence of any unforeseeable circumstances.

TRADING AND FINANCIAL PROSPECTS

Trading prospects

As an aviation enterprise which performs public service functions, the operation of the Group is linked closely to political and economic situations, both internationally and locally. As such, the operation of the Group and of the whole sector is, to a great extent, subject to possible risks associated with geopolitics, imbalances in global trading and investment, substantial fluctuation of international oil prices and outbreaks of unexpected events.

The Company is of the view that the global economy is expected to sustain its trend of recovery in 2011, and China’s economy is expected to maintain its rapid and stable development. The continual growth of household income in the PRC will drive upgrades of consumption level and in particular, more people are expected to choose air transportation for their business trips and leisure tours. Therefore, China’s air passenger and cargo traffic volume is expected to maintain its stable growth in 2011 and beyond. Additionally, the integration of the Yangtze River Delta, the hastening of the development of Western China, the strategic positioning of Shanghai as an international finance center and an international shipping center, together with local governments’ support for and development of the aviation industry are also expected to create favorable conditions for the development of the Company. The Company will take this precious development opportunity of the aviation industry and endeavour to attain the strategic goal of becoming an airline company with international competitiveness.

Financial outlook

In 2011, the Company will adjust the structure of its fleet to lower operating costs. It will adjust the deployment of resources to enhance the utilization rate. It will also enhance marginal contribution by adjusting the structure of its route network, and lower finance cost by adjusting the structure of its assets and liabilities. The Directors believe that the continual exploration of the potential synergy brought by the Company’s integration with Shanghai Airlines  and  the  fostering  of  cost  optimization strategy  will  aid  in  further lowering unit costs. Upon joining the SkyTeam Alliance, the industry competitiveness and financial performance of the Company is expected to improve.

MATERIAL ADVERSE CHANGE

The Directors confirm that there has been no material adverse change in the financial or trading position of the Group since 31 December 2009, being the date to which the latest published audited accounts of the Company have been made up.

APPENDIX II	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This Circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors having made all reasonable enquiries, confirm that to the best of their knowledge and belief the information contained in this Circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement herein or this Circular misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

		Number of
		shares held	Capacity in
		– Personal	which the A
Name	Position	interest	shares were held

Liu Shaoyong	Chairman, Director	0	–
Li Jun	Vice-Chairman, Director	0	–
Ma Xulun	Director	0	–
Luo Chaogeng	Director	6,600 A shares	Beneficial owner
		(Note 1)
Luo Zhuping	Director, Company	11,616 A shares	Beneficial owner
	Secretary	(Note 2)
Sandy Ke-Yaw Liu	Independent non-executive	0	–
	Director
Wu Xiaogen	Independent non-executive	0	–
	Director
Ji Weidong	Independent non-executive	0	–
	Director
Shao Ruiqing	Independent non-executive	0	–
	Director
Liu Jiangbo	Chairman of the	0	–
	Supervisory Committee
Xu Zhao	Supervisor	0	–
Yan Taisheng	Supervisor	0	–
Feng Jinxiong	Supervisor	0	–

APPENDIX II	GENERAL INFORMATION

		Number of
		shares held	Capacity in
		– Personal	which the A
Name	Position	interest	shares were held

Liu Jiashun	Supervisor	3,960 A shares	Beneficial owner
		(Note 3)
Zhang Jianzhong	Vice President	0	–
Li Yangmin	Vice President	3,960 A shares	Beneficial owner
		(Note 3)
Zhao Jinyu	Vice President	0	–
Tang Bin	Vice President	0	–
Wu Yongliang	Chief Financial Officer	3,696 A shares	Beneficial owner
		(Note 4)

Note 1:	representing approximately 0.000085% of the Company’s total issued and listed A shares, totaling7,782,213,860 A shares, as at the Latest Practicable Date.

Note 2:	representing approximately 0.000149% of the Company’s total issued and listed A shares, totaling7,782,213,860 A shares, as at the Latest Practicable Date.

Note 3:	representing approximately 0.000051% of the Company’s total issued and listed A shares, totaling7,782,213,860 A shares, as at the Latest Practicable Date.

Note 4:	representing approximately 0.000047% of the Company’s total issued and listed A shares, totaling7,782,213,860 A shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO); or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO; or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the supervisors of the Company to the same extent as it applies to the Directors).

As at the Latest Practicable Date, Mr. Liu Shaoyong, Mr. Li Jun and Mr. Luo Chaogeng, Ms. Liu Jiangbo, Mr. Xu Zhao and Mr. Feng Jinxiong are employees of CEA Holding, which is a  company having an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX II	GENERAL INFORMATION

MISCELLANEOUS

Company Secretary

Mr. Luo Zhuping, who is a holder of a Master ’s degree in global economics, is a Director and the secretary of the Company.

Service Contracts

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any existing or proposed service contract with any member of the Group which is not expiring nor terminable by the Group within a year without payment of any compensation (other than statutory compensation).

Competing interests

As at the Latest Practicable Date, none of the Directors or, so far as is known to them, any of  their respective associates was  interested in  any  business (apart from the  Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

Interests in the Group’s assets or contracts or arrangements significant to the Group

As at the Latest Practicable Date, none of the Directors or supervisors of the Company had any direct or indirect interest in any assets which have been, since 31 December 2009 (being the date to which the latest published audited accounts of the Group were made up), acquired or disposed of by or leased to any member of the Group, or are proposed to be acquired or disposed of by or leased to any member of the Group.

As at the Latest Practicable Date, none of the Directors or supervisors of the Company was materially interested in any contract or arrangement, subsisting at the date of this Circular, which is significant in relation to the business of the Group.

Litigation

As at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.

Material contracts

1.
On 25 February 2009, Jin Jiang International Holdings Co., Ltd (錦江國際（集團）有限 公司) (“Jin Jiang International”) entered into a subscription agreement with Shanghai Airlines, pursuant to which, Jin Jiang International will subscribe in cash for 222,222,200 new A shares of Shanghai Airlines at the subscription price of RMB4.50 per A share of Shanghai Airlines. Details of the agreement is disclosed in the announcement of Shanghai Airlines published on the Shanghai Stock Exchange website on 26 February 2009.

APPENDIX II	GENERAL INFORMATION

2.
On  10  July  2009,  CEA Holding  entered  into  a  subscription agreement with  theCompany, pursuant to which, CEA Holding will subscribe in cash for not more than 490,000,000 new A shares of the Company at the subscription price of not less than RMB4.75  per  A  share.  On  the  same  da y,  CES  Global  entered  into  another subscription agreement with the  Company, pursuant to  which, CES Global will subscribe in cash for not more than 490,000,000 new H shares of the Company at the subscription  price  of  not  less  than  HK$1.40  per  H  share.  Details  of  the  above agreements are disclosed in the circular of the Company dated 24 July 2009.

3.
On 10 July 2009, the Company and Shanghai Airlines entered into an absorption agreement, which, if fully implemented, will involve the issue of a maximum of 1,694,838,860 A shares of the Company to the shareholders of Shanghai Airlines on a record  date  to  be  determined  and  announced  by  the  Company  and  Shanghai Airlines, in exchange for all the existing issued shares of Shanghai Airlines. Details of the above agreement is disclosed in the circular of the Company dated 25 August 2009.

4.
On 12 January 2010, the Company, 江蘇省國信資產管理集團有限公司 (Jiangsu Guoxin Investment Group Limited), 江蘇交通控股公司 (Jiangsu Communication Holding Limited) (formerly known as 江蘇航空產業集團有限責任公司 (Jiangsu Communication Holding Limited) and 南京市投資公司 (Nanjing Investment Company) (together referred to as the “Shareholders”) entered into the CEA Jiangsu Joint Venture Capital Increase Agreement, pursuant to which the Shareholders unanimously agreed to increase the share capital of 中國東方航空江蘇 有限公司 (China Eastern Airlines Jiangsu Co., Ltd.) (“CEA Jiangsu”) according to the existing proportion of their respective shareholding interests in CEA Jiangsu, and the registered capital of CEA Jiangsu shall be increased from RMB880 million to RMB2,000 million. Details of the above agreement is disclosed in the overseas regulatory announcement of the Company dated 12 January 2010.

5.
On 26 July 2010, the State-owned Assets Supervision and Administration Commission of the People’s Government of Yunnan Province and the Company entered into an agreement regarding the establishment of a joint venture named 東 方航空雲南有限公司 (Eastern Airlines Yunnan Limited Corporation) (“ CEA Yunnan”). The Company has agreed to contribute a total of RMB2,380.001 million to CEA Yunnan, representing 65% of the registered capital of the CEA Yunnan. Details of the above agreement is disclosed in the announcement of the Company dated 26 July 2010.

6.
On 20 December 2010, the Company, 中國遠洋運輸（集團）總公司(China Ocean Shipping (Group) Company), Concord Pacific Limited and Singapore Airlines Cargo Pte Ltd. (“Singapore Cargo Airlines”) entered into a capital increase agreement, pursuant to which the Company has agreed to contribute RMB1.0455 billion, 中國遠洋運輸（集團）總公司(China Ocean Shipping (Group) Company) contributed RMB348.5 million, Concord Pacific Limited has agreed to contribute

APPENDIX II	GENERAL INFORMATION

RMB328 million and Singapore Cargo Airlines contributed RMB328 million to 中國 貨運航空有限公司 (China Carg o Airlines Co., Ltd.) (“ China Cargo Airlines ”) respectively.

On 20 December 2010, China Cargo Airlines and 上海國際貨運航空有限公司 (Shanghai Airlines Cargo International Co., Ltd.) (“Shanghai Cargo Airlines”) entered into an asset acquisition agreement, pursuant to which the core cargo air transportation business and related assets of Shanghai Cargo Airlines shall be acquired by China Cargo Airlines. The preliminary transfer price is RMB29.316 million (the final amount is subject to filing of the assets appraisal report with and confirmation by the state-owned assets authorities).

On 20 December 2010, China Cargo Airlines (as purchaser) and 長城航空有限公司 (Great Wall Airlines) (“Great Wall Airlines”) (as vendor) entered into an agreement regarding the acquisition of all valuable business carried on by, and all valuable assets of Great Wall Airlines by China Cargo Airlines at RMB386,855,000 (subject to adjustments). Details of the above agreements are disclosed in the announcements of the Company dated 20 December 2010.

Save as disclosed above, no material contract (not being a contract entered into in the ordinary course of business) has been entered into by any member of the Group within the two years immediately preceding the issue of this Circular.

Documents for inspection

Copies of the following documents are available for inspection during normal business hours at Unit B, 31/F.,  United Centre, 95 Queensway, Hong Kong for a period of 14 days (excluding Saturdays and Sundays) from the date of this Circular:

(1)	the Company’s articles of association;

(2)	the Company’s 2007, 2008 and 2009 annual reports and the Company’s 2010 interim report;

(3)	a copy of each contract set out in the paragraph headed “Material Contracts” in this Appendix;

(4)
a copy of each circular issued pursuant to the requirements set out in Chapters 14 and/or  14A of the Listing Rules which has been issued since the date of the latest published audited accounts of the Company; and

(5)	the Agreement.